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                                                               EXHIBIT 2.5

May 12, 1998

VIA FAX (916) 568-1240
VIA FEDERAL EXPRESS
Gary Nelson, CEO
Paradise Bakery Cafe
1610 Arden Way
Suite 145
Sacramento, Ca 95815

Dear Gary:

     This letter of intent confirms the AFC Enterprises, Inc. ("AFC") intends to proceed with the purchase of the assets owned by Paradise Bakery, Inc ("Paradise") on the following basic terms and conditions:

     1. PURCHASE OF ASSETS. AFC will acquire from Paradise all of the right, title and interest in the assets of Paradise that are used in connection with or necessary to the operation of the bakery which currently consists of a total of fifty-one (51) units, twenty-eight
     (28) franchise and twenty-three (23) company units; provided that company units 111, 112, 314, and 317 will not be part of this transaction and will prior to closing cease to operate, fully deidentify and carry no obligation on AFC'S part, thereby reducing the number of company units to a total of nineteen (19), including without limitation all furniture, fixtures, equipment, leasehold improvements, inventory, trademarks, trade names, service marks, copyrights, trade secrets, formulae, recipes, other intellectual property, all other tangible and intangible property, cash on hand, books, records and goodwill (all of the foregoing being sometimes her in collectively referred to as the "Business"), in each case free and clear of liens, claims and encumbrances.

     2. PURCHASE PRICE. The total purchase price for the Business shall be FIVE MILLION ($5,000,000) DOLLARS, payable as follows:

         (a) The sum of FIVE MILLION ($5,000,000) DOLLARS reduced by the Escrow Deposit, if applicable, shall be paid via wire transfer (to the account designated by Sellers) at Closing

         (b)  ADDITIONAL PURCHASE PRICE: AFC will pay
              Paradise an additional TWO MILLION ($2,000,000) in AFC stock or cash, as requested by Paradise, (the "Earnout") two-years after closing. The condition for payment of the Earnout is based on the Paradise division, under our ownership, contribution $3.0 million in cash flow for the previous rolling 12 months, excluding all G&A expenses, (existing and incremental).

         (i) For purposes of valuing AFC'S stock, if on the Valuation Date (as defined in the Asset Purchase Agreement) AFC'S Stock is traded on a national securities exchange, or in the

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                                                               EXHIBIT 2.5

                NASDAQ National Market System or over-the-counter Market, the value per share of AFC Stock shall be the Average closing bid price for the five trading days Immediately preceding the Valuation Date; otherwise, the Value per share of AFC's stock shall be determined as Follows:

         a) Multiply AFC'S EBITDA (as defined in the Asset Purchase Agreement) for the thirteen (13) accounting periods immediately Preceding the Closing Date times nine (9);

         b) Subtract from such product the total amount of AFC'S long-term debt and capital leases as of the Valuation Date;

         c) Add to the difference the amount of AFC'S cash and cash equivalents as of the Valuation Date;

         d) Divide the total by the number of shares of AFC'S stock outstanding as of the Valuation date; and

         e)  The quotient shall be the value per share of AFC'S stock.

PURCHASE PRICE ADJUSTMENTS. AFC'S proposed purchase price is based upon certain assumptions, including without limitation, the assumptions that the quantity and quality of the assets to be owned will be comparable to or greater than the assets reflected on the unaudited balance sheet of Paradise dated December, 1997, heretofore delivered to AFC. In the event that any of AFC assumptions probe incorrect, AFC may require and adjustment to the purchase price.

     3. ASSUMPTION OF LIABILITIES. AFC shall not assume any liabilities, debts or obligations of Paradise, other than obligations arising after the Closing under franchise agreements for the franchised units and real estate leases for company stores then operating which shall be specifically set for the in the Asset Purchase Agreement

     4. CONDITIONS TO CLOSING. The Closing of the acquisition is contingent on the following:

         (a) DUE DILIGENCE REVIEW. AFC'S completing, directly and through its attorneys, accountants and advisors, a through due diligence review of the Business, and their satisfaction with the results of the review determined in their sole and absolute discretion.

         (b) CONSENTS. AFC and Paradise Holdings, Inc. to obtain any consents of its Board of Directors and other third parties necessary in connection with or to close the acquisition.

         (c) GOVERNMENTAL CONSENTS. AFC'S and Sellers' obtaining necessary approvals from the Justice Department and Federal Trade Commission, and any state regulatory bodies, under applicable laws and regulations.

         (d) ASSET PURCHASE AGREEMENT. AFC and Paradise Holdings, Inc. to negotiate and agree to an asset purchase agreement described in Paragraph 7 below.

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                                                           EXHIBIT 2.5

         (e) FAIRNESS OPINION. Paradise and/or its parent company, Java Centrale, Inc. receiving a fairness opinion regarding the purchase price for the assets prior to the execution of the Asset Purchase
              Agreement.

     5. POST CLOSING COVENANTS. Paradise and the Principals will agree to reasonable limitations on competitive activities, for a period of ten (10) years after the Closing, to protect the Business and the Business concept and the going concern value and goodwill being purchased by AFC.

     6.  EVENTS AND ACTIVITIES PRIOR TO CLOSING.

         (a) ACCESS. For AFC to complete its due diligence review of Paradise shall allow AFC's representatives, legal counsel, accountants, advisors and lenders' representatives to have access to the properties of Paradise, and to have access to, and make copies of, the financial statements and other financial information, contracts, books and records and all other relevant information pertaining to Paradise. In addition, upon reasonable notice to Paradise, AFC shall be entitled to contact and communicate with the Paradise's employees, officers, representatives, franchisees, creditors, customers and others having business relationships with it information obtained by AFC in its due diligence review.

         (b) PUBLICITY. There shall be no public announcements or comments with respect to this letter of intent, the Asset Purchase Agreement (as defined in Paragraph 7 below), or the proposed transaction, except as mutually agreed between the parties impractical, unnecessary or otherwise not feasible and in such event the party making such announcement shall notify the other party as soon as is practicable.

         (c) CONDUCT OF BUSINESS PENDING CLOSING. From the date of acceptance of the letter of intent by Paradise through the Closing, (i) Paradise shall cause the business to be operated only in the ordinary cause consistent with past practices, including without limitation operating in accordance with current budgets expansion plans, capital expenditure plans and the like; (ii) Paradise shall not engage in any extraordinary transaction; (iii) Paradise shall use every reasonable effort to preserve intact their businesses, to keep available the services of their officers and employees and to maintain satisfactory relationships with suppliers, contractors, customers, franchisees, creditors and others having a business relationship with the business; (iv) Paradise shall promptly notify AFC of any material breach of or default under any contract to which wither of them is a party and shall consult with AFC in connection with the actions to be taken in response to such breach or default;
              (v) Paradise shall notify AFC no later than three (3) days after the occurrence or threatened occurrence of any event having or tending to have a material adverse effect upon the financial condition, business prospects, assets, liabilities, or customer relationships of the business; and (vi) Paradise shall not, without the prior written consent of AFC, engage in any transactions involving the exchange of ownership of any units currently operated by Paradise for units currently operated by another company or under another brand name.

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                                                                     EXHIBIT 2.5

The covenants set forth in this Paragraph 6 shall also be contained in the Asset Purchase Agreement.

 7. DOCUMENTATION AND ADDITIONAL CLOSING MATTERS. The acquisition of the business and the related transactions will be effected pursuant to detailed written contracts, including without limitation the escrow agreement and an asset acquisition agreement (the "Asset Purchase Agreement") between AFC and Paradise Holdings, Inc. The Asset Purchase Agreement will, among other things, (i) contain the usual representations and warranties customary in transactions of this type; and (ii) contain standard indemnification and offset provisions. In addition, Paradise Holdings, Inc. shall cause to be delivered a letter of opinion from independent counsel in form and substance acceptable to AFC's legal counsel.

 8. CLOSING. We agree to use our best efforts to proceed expeditiously to a closing to be held on or before June 30, 1998, or such other date as shall be mutually agreed to by AFC and Paradise in writing (the "Closing"). The Closing, unless otherwise agreed upon by AFC and Paradise, shall take place in Atlanta, Georgia at the offices of Cohen Pollock Merlin Axelrod & Tanenbaum, P.C., counsel to AFC.

 9. NEGOTIATIONS. After execution of this letter of intent and until the close of business on June 30, 1998, Paradise shall not, directly or indirectly, (i) solicit or initiate discussions, negotiate or engage in discussions with any other party regarding a sale or all or substantially all of the business, the formation of a partnership or joint venture regarding all or any part of the business, the merger or other business combination of the Business or any other transaction out of the ordinary course of business of the business (collectively, a "Material Transaction"); or (ii) provide information to any person or entity concerning the business with respect to a possible Material Transaction. In the event Paradise should receive any offer or proposal to enter into a material Transaction, they will immediately notify AFC of the existence of any such offer or proposal, which notice shall include information as to the identity of the party making such offer or proposal and the specific terms of such offer or proposal.

10. EXPENSES. Each of AFC and Paradise shall pay its or their own legal, accounting, investment advisor and other fees and expenses incurred in connection with the Acquisition.

11. TERMINATION. The terms and conditions of this letter of intent may be terminated at any time by mutual written agreement of AFC and Paradise or by AFC if the Asset Purchase Agreement shall not have been executed by June 30, 1998.

12. FEES. If Paradise, principals and AFC execute an Asset Purchase Agreement and the related documentation by June 30, 1998, and such transaction is not consummated for any reason other than AFC's failure to proceed after satisfaction or waiver of the conditions precedent to AFC's and Paradise's obligation to proceed, and within one year after the execution of the Asset Purchase Agreement, Sellers and/or Principals shall enter into a letter of intent or preliminary or asset purchase agreement for an acquisition with any third party, involving a transfer, directly or indirectly, of the Business or of substantially all of the assets of the Business, which acquisition is subsequently consummated, and provided such acquisition (in light of the consideration therein, the amount of equity acquired and the amount of debt outstanding or the purchase price of

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                                                                     EXHIBIT 2.5

     the assets) implies a higher value for the business than that implied by this transaction, then Sellers and Principals shall pay to AFC a fee equal to FIVE HUNDRED THOUSAND ($500,000.) DOLLARS.

13. BINDING EFFECT. It is understood and agreed that neither AFC, Sellers nor the Principals will be legally bound by the terms of this letter, other than Paragraphs 6(b), 6(c), 9, 10, 11 AND 12 above, until the Asset Purchase Agreement is prepared, agreed to, approved by our respective attorneys and executed.

14. MISCELLANEOUS. This letter of intent (i) constitutes the entire agreement between the parties as to its subject matter, and no prior agreement, written or oral, shall survive the execution of this letter of intent; (ii) may be executed in one or more counterparts, each of which shall constitute an original, but all of which shall constitute by a single document; (iii) shall be construed and interpreted according to and governed by the laws of the state of Georgia (excluding conflict of laws principles); (iv) may not be assigned by either party without the express written consent of the other, except for the assignment by AFC to a wholly-owned subsidiary; and (v) may not be waived, modified, altered or amended in any manner except with the written consent of AFC and Paradise and the Principals.

To indicate your agreement to the terms and conditions of this letter of intent, please sign the enclosed duplicate original of this letter and return it to AFC. This letter of intent shall expire and shall be of no force or effect whatsoever if AFC shall not have received a signed copy of this letter of intent from Sellers and the Principals prior to the close of business on May 12, 1998.

                                    Very truly yours,

                                    AFC Enterprises, Inc.

                                    By: /s/ GREGG A. KAPLAN
                                       ----------------------------------------
                                       Gregg A. Kaplan, President
                                       Bakery Cafe Group

                                   And: /s/ KENNETH S. KAPLAN
                                       ----------------------------------------
                                       Kenneth S. Kaplan,
                                       Assistant Secretary

     Read and agreed to this 12th day of May, 1998.

                                   Paradise Bakery, Inc.

                                    By: /s/ GARY C. NELSON
                                       ----------------------------------------
                                       Gary C. Nelson, President and CEO

                                   And: /s/ BRADLEY B. LANDIN
                                       ----------------------------------------
                                       Bradley B. Landin, Sr. VP Operations

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